Exhibit 16.1
March 17, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K dated March 17, 2006, of Fidelity National Information Services, Inc. (f/k/a Certegy Inc.) and are in agreement with the statements contained in the first, second, third, fourth and fifth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Ernst & Young LLP